Exhibit A

Ceragon Reports 2026 Second Quarter Financial Results

Strong demand in India drives 14% year-over-year revenue growth

Rosh Ha'ain, Israel, August 11, 2026 -- Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today reported its financial results for the second quarter period ended June 30, 2026.

Q2 2026 Financial Highlights:

•	Revenues of $93.9 million

•	GAAP Operating income of $0.2 million, non-GAAP operating income of $4.0 million

•	GAAP Net loss of $2.1 million, non-GAAP net income of $1.7 million

•	GAAP EPS of ($0.02) per diluted share, non-GAAP EPS of $0.02 per diluted share

Q2 2026 Business Highlights:

•
India – Sequentially higher revenue and strong bookings (approximately $120 million in announced year-to-date bookings in July) have increased visibility for the remainder of 2026; notable interest in E-band solutions

•	North America – Demand remained robust with record quarterly bookings in private networks

CEO Doron Arazi commented: “Our second quarter reflects the benefits of the strategy we've been executing over the past several years. Demand remains healthy across multiple end markets, and we're seeing momentum from both our traditional carrier business and newer growth areas such as private networks and managed services. Just as importantly, the quality of our opportunities and customer engagement, gives us confidence in the outlook for the balance of the year, as described below."

“Customer demand remains healthy, and our competitive position continues to improve, despite near-term industry-wide cost and supply chain pressures,” continued Mr. Arazi. “Our E-band solutions are generating particular interest from customers and represent a strong competitive differentiator. Our recent field trial success with our 5G FR2 (mmWave) product for a new Tier 1 North American carrier points to our continued innovation that drives increased demand for our technology. Strong bookings and growing interest from new and existing customers reinforce our confidence in Ceragon’s technology, innovation roadmap, and long-term growth prospects.”

Primary Second Quarter 2026 Financial Results:

Revenues were $93.9 million, up 14.2% from $82.3 million in Q2 2025.

Gross profit was $29.7 million, or a gross margin of 31.7%, compared to gross margin of 34.6% in Q2 2025.

GAAP Operating income was $0.2 million compared with $2.2 million for Q2 2025.

GAAP Net income (loss) was ($2.1) million, or ($0.02) per diluted share, compared with ($1.3) million, or ($0.01) per diluted share for Q2 2025.

Non-GAAP results were as follows: Gross margin was 32.2%, operating profit was $4.0 million, and net income was $1.7 million, or $0.02 per diluted share.

Balance Sheet

Cash and cash equivalents were $34.8 million on June 30, 2026, compared to $38.4 million on December 31, 2025.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Revenue Breakout by Geography:

Q2 2026
India	48%
North America	22%
EMEA	13%
Latin America	9%
APAC	8%

Outlook

Management updated its 2026 outlook as follows:

•	Revenue of $355 million to $385 million
•	Non-GAAP gross margin is expected to be between 33.5% - 34.5% vs. 35.5% previously at the midpoint of the provided revenue guidance range
•	Non-GAAP operating margin is expected to be between 5% - 6% vs. 6.5% - 7.5% previously at the midpoint of the provided revenue guidance range.

Conference Call

The Company will hold a Zoom webcast today at 8:30 a.m. ET to review the results, followed by a Q&A session.

Investors are invited to register by clicking here. All relevant access details will be provided upon registration.

For investors unable to join the live call, a replay will be available on the Company’s website at www.ceragon.com

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast-to-deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources – driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.
For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability; growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations there from will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: Company's forward-looking forecasts, with respect to which there is no assurance that such forecasts will materialize; Company's ability to future plan, business, marketing and product strategies on the forecasted evolution of the market developments, such as market and territory trends, future use cases, business concepts, technologies, future demand, and necessary inventory levels; the effects of fluctuations in currency exchange rates between the currencies in which we operate; risks relating to the conversion of the orders from customers into revenues; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks related to conditions in Israel and the continuation of hostilities in the Middle East; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities;  the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments;  and such other risks, uncertainties and other factors that could affect our results of operations, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on April 15, 2026, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections on the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

The results reported in this press-release are preliminary and unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor Contact:

Rob Fink
FNK IR
Tel. +1-646-809-4048
crnt@fnkir.com

Joey Delahoussaye
FNK IR
Tel. +1-312-809-1087
crnt@fnkir.com

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Revenues	93,914	82,262	178,917	170,914
Cost of revenues	64,187	53,822	119,114	113,375

Gross profit	29,727	28,440	59,803	57,539

Operating expenses:
Research and development, net	8,405	7,332	16,346	15,581
Sales and Marketing	12,909	11,722	26,899	24,019
General and administrative	6,823	6,940	12,343	12,376
Restructuring and related charges	1,120	-	1,660	3,732
Acquisition- and integration-related charges	233	229	233	704

Total operating expenses	29,490	26,223	57,481	56,412

Operating income	237	2,217	2,322	1,127

Financial and other expenses, net	1,663	2,896	4,519	1,906

Income (loss) before taxes	(1,426)	(679)	(2,197)	(779)

Taxes on income	665	588	1,237	1,468

Net income (loss)	(2,091)	(1,267)	(3,434)	(2,247)

Basic net income (loss) per share	(0.02)	(0.01)	(0.04)	(0.03)
Diluted net income (loss) per share	(0.02)	(0.01)	(0.04)	(0.03)
Weighted average number of shares used in computing basic net income (loss) per share	91,033,749	89,470,719	90,872,376	89,108,772
Weighted average number of shares used in computing diluted net income (loss) per share	91,033,749	89,470,719	90,872,376	89,108,772

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2026	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	34,771	38,368
Trade receivables, net	101,283	99,673
Inventories	59,459	61,587
Other accounts receivable and prepaid expenses	24,564	25,576

Total current assets	220,077	225,204

NON-CURRENT ASSETS:
Severance pay and pension fund	430	362
Property and equipment, net	41,065	39,952
Operating lease right-of-use assets	16,003	16,554
Intangible assets, net	24,525	23,182
Goodwill	11,007	11,007
Other non-current assets	669	781

Total non-current assets	93,699	91,838

Total assets	313,776	317,042

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	74,173	70,784
Deferred revenues	1,300	2,371
Short-term loans	12,004	19,000
Operating lease liabilities	4,061	4,001
Other accounts payable and accrued expenses	27,251	24,071

Total current liabilities	118,789	120,227

LONG-TERM LIABILITIES:
Accrued severance pay and pension	2,557	2,537
Operating lease liabilities	12,715	13,331
Other long-term payables	7,665	8,195

Total long-term liabilities	22,937	24,063

SHAREHOLDERS' EQUITY:
Share capital	234	234
Additional paid-in capital	457,690	454,640
Treasury shares at cost	(20,091)	(20,091)
Accumulated other comprehensive loss	(9,134)	(8,816)
Accumulated deficit	(256,649)	(253,215)

Total shareholders' equity	172,050	172,752

Total liabilities and shareholders' equity	313,776	317,042

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Cash flow from operating activities:
Net income (loss)	(2,091)	(1,267)	(3,434)	(2,247)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,471	3,632	6,905	6,964
Loss from sale of property and equipment, net	52	-	122	10
Stock-based compensation expense	1,755	1,549	2,647	2,199
Decrease (increase) in accrued severance pay and pensions, net	(85)	30	(48)	77
Decrease (increase) in trade receivables, net	(6,838)	21,778	(1,537)	28,162
Decrease (increase) in other assets (including other accounts receivable, prepaid expenses, other non-current assets, and the effect of exchange rate changes on cash and cash equivalents)	(461)	(1,179)	755	(2,319)
Decrease (increase) in inventory	(2,269)	2,206	1,561	127
Decrease in operating lease right-of-use assets	1,182	1,323	2,135	2,054
Increase (decrease) in trade payables	9,255	(13,961)	3,081	(18,045)
Increase (decrease) in other accounts payable and accrued expenses (including other long-term payables)	3,666	(3,285)	2,620	(2,531)
Decrease in operating lease liability	(1,161)	(90)	(2,140)	(915)
Increase (decrease) in deferred revenues	(1,410)	26	(1,071)	(164)
Net cash provided by operating activities	5,066	10,762	11,596	13,372

Cash flow from investing activities:
Purchases of property and equipment	(3,322)	(3,957)	(5,597)	(7,426)
Software development costs capitalized	(1,451)	(1,173)	(2,921)	(1,711)
Payments made in connection with business acquisitions, net of acquired cash	-	-	-	(6,570)
Net cash used in investing activities	(4,773)	(5,130)	(8,518)	(15,707)

Cash flow from financing activities:
Proceeds from exercise of stock options	267	143	276	651
Repayments of bank credits and loans, net	(5,096)	(4,700)	(6,996)	(4,700)
Net cash used in financing activities	(4,829)	(4,557)	(6,720)	(4,049)

Effect of exchange rate changes on cash and cash equivalents	143	453	45	289

Increase (decrease) in cash and cash equivalents	(4,393)	1,528	(3,597)	(6,095)
Cash and cash equivalents at the beginning of the period	39,164	27,688	38,368	35,311
Cash and cash equivalents at the end of the period	34,771	29,216	34,771	29,216

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

GAAP cost of revenues	64,187	53,822	119,114	113,375
Stock-based compensation expenses	(108)	(81)	(239)	(189)
Amortization of acquired intangible assets	(422)	(451)	(844)	(956)
Non-GAAP cost of revenues	63,657	53,290	118,031	112,230

GAAP gross profit	29,727	28,440	59,803	57,539
Stock-based compensation expenses	108	81	239	189
Amortization of acquired intangible assets	422	451	844	956
Non-GAAP gross profit	30,257	28,972	60,886	58,684

GAAP Research and development expenses	8,405	7,332	16,346	15,581
Stock-based compensation expenses	(217)	(123)	(408)	(278)
Non-GAAP Research and development expenses	8,188	7,209	15,938	15,303

GAAP Sales and marketing expenses	12,909	11,722	26,899	24,019
Stock-based compensation expenses	(350)	(330)	(690)	(640)
Amortization of acquired intangible assets	(220)	(275)	(440)	(497)
Non-GAAP Sales and marketing expenses	12,339	11,117	25,769	22,882

GAAP General and administrative expenses	6,823	6,940	12,343	12,376
Stock-based compensation expenses	(1,080)	(1,015)	(1,310)	(1,092)
Non-GAAP General and administrative expenses	5,743	5,925	11,033	11,284

GAAP Restructuring and related charges	1,120	-	1,660	3,732
Restructuring and related charges	(1,120)	-	(1,660)	(3,732)
Non-GAAP Restructuring and related charges	-	-	-	-

GAAP Acquisition- and integration-related charges	233	229	233	704
Acquisition- and integration-related charges	(233)	(229)	(233)	(704)
Non-GAAP Acquisition- and integration-related charges	-	-	-	-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

GAAP Operating income	237	2,217	2,322	1,127
Stock-based compensation expenses	1,755	1,549	2,647	2,199
Amortization of acquired intangible assets	642	726	1,284	1,453
Restructuring and related charges	1,120	-	1,660	3,732
Acquisition- and integration-related charges	233	229	233	704
Non-GAAP Operating income	3,987	4,721	8,146	9,215

GAAP Financial and other expenses, net	1,663	2,896	4,519	1,906
Leases – financial income (expenses)	(22)	(1,233)	4	(1,138)
Non-cash revaluation associated with business combination	(28)	16	(37)	1,948
Non-GAAP Financial and other expenses, net	1,613	1,679	4,486	2,716

GAAP Tax expenses	665	588	1,237	1,468
Non-GAAP Tax expenses	665	588	1,237	1,468

GAAP Net income (loss)	(2,091)	(1,267)	(3,434)	(2,247)
Stock-based compensation expenses	1,755	1,549	2,647	2,199
Amortization of acquired intangible assets	642	726	1,284	1,453
Restructuring and related charges	1,120	-	1,660	3,732
Acquisition- and integration-related charges	233	229	233	704
Leases – financial expenses (income)	22	1,233	(4)	1,138
Non-cash revaluation associated with business combination	28	(16)	37	(1,948)
Non-GAAP Net income	1,709	2,454	2,423	5,031

GAAP basic net income (loss) per share	(0.02)	(0.01)	(0.04)	(0.03)

GAAP diluted net income (loss) per share	(0.02)	(0.01)	(0.04)	(0.03)

Non-GAAP Diluted net income per share	0.02	0.03	0.03	0.06

Weighted average number of shares used in computing GAAP basic net income (loss) per share	91,033,749	89,470,719	90,872,376	89,108,772
Weighted average number of shares used in computing GAAP diluted net income (loss) per share	91,033,749	89,470,719	90,872,376	89,108,772
Weighted average number of shares used in computing Non-GAAP diluted net income per share	93,529,521	91,245,422	93,120,527	91,381,985